

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2021

Kelly Kirchhoff
Chief Executive Officer
Jangit Enterprises, Inc.
64175 620th Street
Atlantic, IA 50022

> **Re: Jangit Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 333-254934**

Dear Mr. Kirchhoff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2021 letter.

Amendment No. 1 to Form S-1

Cover Page

1. Please clarify the disclosure you added in response to prior comment 2 to clearly state that Mr. Kirchhoff and his affiliated company are selling security holders and they will be selling 2.5 million of the 3.0 million shares being offered by selling security holders.

2. You indicate in your response to prior comment 3 that Mr. Kirchhoff will ensure that selling the shares being offered by the company is his priority. Please disclose on the prospectus cover page and in the plan of distribution if this means that Mr. Kirchhoff and his affiliate will not sell any of their shares until all the shares offered by the company have been sold. If Mr. Kirchhoff and his affiliate will be selling their shares at the same time as the company, disclose on the cover page how Mr. Kirchhoff will decide whether to sell his or his affiliate's shares versus shares being offered by the company.

Risk Factors, page 7

3.   We note your response to prior comment 4. Please continue to revise your risk factors so that the disclosure specifically applies to your business, your proposed product, your stage of development and your planned revenue model. In this regard, many of your risk factors suggest that you have material business operations, completed software platforms, commercial products, customers and revenues. For example, there are risk factors that refer to your having alliances with technology and cloud platform providers (page 10), a sales force and independent software vendor partners (page 12), past deployment of your solutions into large-scale computing environments (page 12) and that many of your customers are large enterprises (page 13). Other risk factors clearly relate to other named companies (pages 7 and 10) and their operating segments (page 16). These are just examples. Please tailor your risk factor disclosure.

Description of Business, page 29

4.   Please discuss the stage of development of your "media summarizer" product. Disclose what still needs to be done before you are able to offer a commercial product, and the time and resources required. Discuss how you will offer this product to customers and in what format.

Intellectual Property, page 33

5.   Please clarify who owns owns the intellectual property described in this section, including the patent and the registered trademark. In this regard, we note disclosure elsewhere in the filing that the patented media summarizer technology is owned by Digital Research Solutions, Inc.

        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Technology

cc: Callie Tempest Jones, Esq.